P.E.
12-31-02

333-67107

03019576

ARS

SEC MAIL PROCESSING
RECEIVED
APR 03 2003
WASH. D.C. 187 SECTION

# HEARTLAND BANCSHARES, INC.

## 2002 ANNUAL REPORT

PROCESSED
APR 04 2003
THOMSON FINANCIAL

# *Heartland Bancshares, Inc.*

Heartland Bancshares was incorporated in Florida in August 1998 to serve as a holding company for Heartland National Bank, a national banking association then in organization. Heartland National Bank opened for business in September 1999, and presently operates three banking offices in Highlands County, Florida. Heartland National Bank is a full service commercial bank, without trust powers. The bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Heartland National Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services.

Heartland Bancshares was incorporated as a mechanism to enhance Heartland National Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of Heartland Bancshares' banking business through acquisition of other financial institutions and provision of additional banking-related services which a traditional commercial bank may not provide under present laws. For example, banking regulations require that a national bank maintain a minimum ratio of capital to assets. In the event that Heartland National Bank's growth is such that this minimum ratio is not maintained, Heartland Bancshares may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of Heartland National Bank or raise capital otherwise in a manner which is unavailable to Heartland National Bank under existing banking regulations.

### Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Management has endeavored in its communications, its Form 10-KSB and this Annual Report to highlight the trends and factors that might have an impact on Heartland Bancshares and the industry in which Heartland Bancshares competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analyses of Heartland Bancshares, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, Heartland Bancshares' financial performance and could cause actual results for fiscal 2003 and beyond to differ materially from those expressed or implied in such forward-looking statements. Heartland Bancshares does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

# Heartland Bancshares, Inc.

March 28, 2003

To Our Shareholders, Customers and Friends:

We are pleased to report that Heartland Bancshares, Inc., through its subsidiary Heartland National Bank, had another outstanding year in 2002. Three and one-half years ago, the bank opened with the belief that Highlands County needed and would support a true community bank. Each year, the improved financial performance of the bank confirms this belief.

*Earnings*

Net income rose dramatically in 2002 to $449,000, compared to $31,000 for 2001. These earnings were achieved through tremendous loan growth due to a strong local economy and continued market acceptance of the bank. This resulted in a return on average assets of .58% and a return on equity of 7.53% for 2002, compared to .05% and .55%, respectively, for 2001.

*Growth*

The bank continued to experience outstanding growth in assets, deposits and loans. Total assets grew to $90.4 million during 2002, an increase of $24.2 million. Deposits increased by $22.0 million to $82.3 million at year-end, a 37% increase over 2001. Loan growth increased 65% during 2002, to $60.3 million in outstanding balances at year-end.

*Significant Events*

We continued to invest in technology in 2002, adding products such as Internet Banking and ACH origination products. We also converted to a new data processing system. This system will allow for continued growth and increase the level of service we can deliver to our customers.

*Going Forward*

The growth of the bank has far exceeded our original expectations, yet we believe that the best days for Heartland National Bank are clearly ahead. We believe that our ability to react quickly to customer needs through local decision-making and a "common sense" approach to banking will enable us to compete favorably in our market.

Your confidence and support of the bank as shareholders and customers is clearly shown in the financial performance of the company. We value the trust you have placed with us and we will continue to strive to position "your bank" as the leading provider of financial services in Highlands County.

Edward L. Smoak
Chairman of the Board

James C. Clinard
President and Chief Executive Officer

## *Market for the Company's Common Stock and Related Security Holder Matters*

During the period covered by this report and to date, there has been no established public trading market for Heartland Bancshares' common stock. As of March 1, 2003, there were 431 holders of record of Heartland Bancshares' common stock.

To date, Heartland Bancshares has not paid any dividends on its common stock. It is the policy of the Board of Directors of Heartland Bancshares to reinvest earnings for such period of time as is necessary to ensure the success of the operations of Heartland Bancshares and of Heartland National Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on Heartland National Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of Heartland Bancshares.

Heartland National Bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. § 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income for the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by Heartland National Bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

## *Management's Discussion and Analysis of Financial Condition and Results of Operations*

*The following discussion of Heartland Bancshares' financial condition and results of operations should be read in conjunction with Heartland Bancshares' consolidated financial statements, related notes and statistical information included elsewhere herein.*

**Year Ended December 31, 2002 Compared to Year Ended December 31, 2001**

Heartland Bancshares was incorporated in Florida in August 1998 to serve as a holding company for Heartland National Bank, a national banking association then in organization. Heartland National Bank opened for business in September 1999, and presently operates three banking offices in Highlands County, Florida. Heartland National Bank is a full service commercial bank, without trust powers. The bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Heartland National Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services.

During 2001, total assets of Heartland Bancshares grew from $47,942,449 to $66,256,270. Heartland Bancshares' net income for 2001 amounted to $15,812, or $.02 per share. During 2002, total assets grew to $90,411,723 and net income for 2002 was $434,392, or $.67 per share.

*Net Interest Income*

Net interest income is the principal component of a financial institution's income stream and represents the difference between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. Heartland National Bank has no investments in tax-exempt securities and, accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

The following table sets forth, for the periods indicated, certain information related to the Heartland Bancshares' average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the period indicated.

| | Year Ended December 31, 2002 | | | Year Ended December 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/ Expense | Yield/ Rate | Average Balance | Interest Income/ Expense | Yield/Rate |
| | (dollar amounts in thousands) | | | | | |
| ASSETS | | | | | | |
| Earning assets: | | | | | | |
| Loans, net of deferred loan fees(1) | $46,026 | $3,268 | 7.10% | $26,008 | $2,229 | 8.57% |
| Investment securities(2) | 20,429 | 931 | 4.56% | 15,451 | 914 | 5.92% |
| Federal funds sold | 5,017 | 82 | 1.63% | 10,429 | 431 | 4.13% |
| Total earning assets | 71,472 | 4,281 | 5.99% | 51,888 | 3,575 | 6.89% |
| Cash and due from banks | 2,897 | | | 2,007 | | |
| Premises and equipment, net | 2,767 | | | 2,877 | | |
| Other assets | 720 | | | 741 | | |
| Allowance for loan losses | (472) | | | (302) | | |
| Total assets | $77,384 | | | $ 57,211 | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | | |
| Interest-bearing liabilities: | | | | | | |
| Interest-bearing demand deposits | $10,634 | $70 | 0.66% | $ 6,867 | $63 | 0.91% |
| Savings deposits | 4,462 | 54 | 1.21% | 2,456 | 47 | 1.91% |
| Money market deposits | 17,722 | 276 | 1.56% | 14,399 | 427 | 2.97% |
| Certificates of deposit of $100,000 or more | 8,571 | 264 | 3.08% | 6,973 | 354 | 5.08% |
| Other time deposits | 14,787 | 434 | 2.94% | 12,410 | 632 | 5.09% |
| Borrowings | 1,488 | 17 | 1.14% | 302 | 6 | 1.99% |
| Total interest-bearing liabilities | 57,664 | 1,115 | 1.93% | 43,407 | 1,529 | 3.52% |
| Noninterest-bearing demand deposits | 13,625 | | | 7,911 | | |
| Other liabilities | 129 | | | 152 | | |
| Shareholders' equity | 5,966 | | | 5,741 | | |
| Total liabilities and shareholders' equity | $77,384 | | | $57,211 | | |
| Net interest income | | $3,166 | | | $2,046 | |
| Net interest spread | | | 4.06% | | | 3.37% |
| Net interest margin | | | 4.43% | | | 3.94% |

(1) During 2002, all loans were accruing interest.
(2) The yield on investment securities is computed based upon the average balance of investment securities at amortized cost and does not reflect the unrealized gains or losses on such investments.

Net yield on earning assets for the years ended December 31, 2002 and 2001 was 5.99% and 6.89%, respectively. Despite falling interest rates in 2002, net interest income increased from $2,046 to $3,166. This increase is attributed primarily to the significant volume increase in earning assets during 2002.

To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, Heartland National Bank will periodically adjust the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. Management monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. Heartland National Bank will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

*Rate/Volume Analysis of Net Interest Income*

The effect on interest income, interest expense and net interest income in the periods indicated, of changes in average balances and rates from the corresponding prior period is shown below. The effect of a change in average balance (volume) has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from rate. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate.

| | Year Ended December 31, 2002 compared with Year Ended December 31, 2001 | | | Year Ended December 31, 2001 compared with Year Ended December 31, 2000 | | |
|---|---|---|---|---|---|---|
| | Increase (decrease) due to: | | | Increase (decrease) due to: | | |
| | Volume | Rate | Total | Volume | Rate | Total |
| Interest earned on: | | | (in thousands) | | | |
| Taxable securities | 294 | (278) | 16 | $154 | $(134) | |
| Federal funds sold | (224) | (125) | (349) | (79) | (223) | (302) |
| Net loans | 1,716 | (677) | 1,039 | 1,518 | (403) | 1,115 |
| Total interest income | $1,786 | $(1,080) | $ 706 | $1,593 | $(760) | $833 |
| Interest paid on: | | | | | | |
| NOW deposits and money market | $163 | $(307) | $ (144) | $196 | $(264) | $(68) |
| Savings deposits | 38 | (31) | 7 | 28 | (25) | 3 |
| Time deposits | 202 | (490) | (288) | 444 | (115) | 329 |
| Other borrowings | 24 | (13) | 11 | 6 | 0 | 6 |
| Total interest expense | $ 427 | $(841) | $(414) | 674 | (404) | 270 |
| Change in net interest income | $1,359 | $(239) | $1,120 | $919 | $(356) | $563 |

*Non-Interest Income*

Non-interest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of loans, and investments available for sale are included in non-interest income.

Non-interest income for the years ended December 31, 2002 and 2001 amounted to $445,933 and $413,898, respectively. As a percentage of average assets, non-interest income decreased from .72% in 2001 to .58% in 2002. While the percentage dropped, the percent of service fees on deposits (the most stable component of non-interest income) to total non-interest income was up significantly from 44% in 2001 to 64% in 2002.

The following table summarizes the major components of non-interest income for the years ended December 31, 2002 and 2001.

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Service fees on deposit accounts | $285,815 | $181,345 |
| Gain on sale of assets and other | 160,118 | 232,553 |
| Total non-interest income | $445,933 | $413,898 |

*Non-Interest Expense*

Non-interest expense increased from $2,271,865 during 2001 to $2,745,154 in 2002. As a percent of total average assets, non-interest expenses decreased from 3.97% to 3.55%. The primary reasons for the increase in non-interest expense are increased staffing and expenses involved in a data processing conversion. Below are the components of non-interest expense for the years 2002 and 2001.

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Salaries and benefits | $1,319,443 | $1,088,850 |
| Occupancy and equipment expense | 417,243 | 399,361 |
| Data and item processing | 305,525 | 246,691 |
| Stationery and supplies | 63,454 | 59,707 |
| Advertising and public relations | 76,064 | 60,381 |
| Legal and professional | 86,973 | 67,448 |
| EDP conversion costs | 73,534 | 0 |
| Other operating expenses | 402,918 | 349,428 |
| Total non-interest expense | $2,745,154 | $2,271,866 |

*Provision for Loan Losses*

During 2002, the allowance for loan losses grew from $393,051 to $606,971. During 2002, the allowance for loan losses as a percent of gross loans decreased from 1.08% to 1.01%. Net charge-offs during 2002 amounted to $15,720, or 0.03% of loans, as compared to net charge-offs of $4,175, or 0.01% of loans in 2001. As of December 31, 2002, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

## Financial Condition

*Loan Portfolio*

The following table presents various categories of loans contained in Heartland National Bank's loan portfolio at December 31, 2002 and 2001:

| | As of December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Type of loan | | |
| Commercial | $18,071,569 | $9,717,593 |
| Consumer | 14,895,343 | 9,232,486 |
| Real estate | 27,295,228 | 17,602,247 |
| Subtotal | 60,262,140 | 36,552,326 |
| Less: allowance for loan losses | (606,971) | (393,051) |
| Total (net of allowances) | $59,655,169 | $36,159,275 |

The following is a presentation of an analysis of maturities of loans at December 31, 2002:

| Type of loan | Due in 1 year or less | Due after 1 to 5 years | Due after 5 years | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Commercial | $7,046 | $9,491 | $1,535 | $18,072 |
| Consumer | 3,292 | 9,074 | 2,529 | 14,895 |
| Real estate | 3,967 | 15,570 | 7,758 | 27,295 |
| Total | $14,305 | $34,135 | $11,822 | $60,262 |

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates at December 31, 2002:

| Type of Loan | Due in 1 year or less | Due after 1 to 5 years | Due after 5 years | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Predetermined fixed interest rate | $4,431 | $27,234 | $1,123 | $32,788 |
| Floating interest rate | 27,474 | 0 | 0 | 27,474 |
| Total | $31,905 | $27,234 | $1,123 | $60,262 |

As of December 31, 2002, all loans were accruing interest, no accruing loans were contractually past due 90 days or more as to principal and interest payments and no loans were impaired or defined as "troubled debt restructurings."

As of December 31, 2002, no loans were classified for regulatory purposes as doubtful, substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2002, there were no loans with respect to which known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful. Interest accrual was not discontinued on any loans during 2002.

*Summary of Loan Loss Experience*

An analysis of Heartland National Bank's loan loss experience for fiscal 2002 and 2001 is furnished in the following table, as well as a breakdown of the allowance for possible loan losses:

Analysis of the Allowance for Possible Loan Losses

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Balance at beginning of period | $393,051 | $235,059 |
| Charge-offs | (18,139) | (4,175) |
| Recoveries | 2,419 | 0 |
| Additions charged to operations | 229,640 | 162,167 |
| Balance at end of period | $606,971 | $393,051 |
| Ratio of net charge-offs during the period to average loans outstanding during the period | 0.03% | 0.02% |

At December 31, 2002 and 2001 the allowance was allocated as follows:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans |
| | (dollar amounts in thousands) | | | |
| Commercial | $200 | 31% | $92 | 26% |
| Consumer | 181 | 14% | 138 | 25% |
| Real Estate | 107 | 55% | 17 | 49% |
| Unallocated | 119 | N/A | 146 | N/A |
| Total | $607 | 100% | $ 393 | 100% |

*Loan Loss Reserve*

In considering the adequacy of Heartland National Bank's allowance for possible loan losses, management has focused on the fact that as of December 31, 2002, 31% of outstanding loans are in the category of commercial loans. Commercial loans are generally considered by management as having greater risk than other categories of loans in Heartland National Bank's loan portfolio. However, 46% of the aggregate principal amount of these commercial loans at December 31, 2002 were made on a secured basis, which management believes reduces the risk of loss inherently present in those commercial loans.

Heartland National Bank's consumer loan portfolio constituted 14% of outstanding loans at December 31, 2002. At December 31, 2002 the majority of Heartland National Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property.

Real estate mortgage loans constituted 55% of outstanding loans at December 31, 2002. The loans in this category represent residential and commercial real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

Unsecured loans accounted for 40% of the commercial and consumer loans outstanding at December 31, 2002. By their nature, unsecured loans pose a higher risk than secured loans.

A review of the loan portfolio by an independent firm is conducted annually. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion, the report is approved by the Board and management of Heartland National Bank. In addition to the above review, Heartland National Bank's primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the Board and management of Heartland National Bank. Information provided from the above two independent sources, together with information provided by the management of Heartland National Bank and other information known to members of the Board, are utilized by the Board to monitor, on a quarterly basis, the loan portfolio. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2002 and 2001:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Amount | Average rate | Amount | Average rate |
| | (dollar amounts in thousands) | | | |
| Time Certificates of Deposit | | | | |
| 3 months or less | $3,951 | 2.18% | $3,856 | 4.36% |
| 3-6 months | 2,129 | 2.60% | 1,476 | 4.12% |
| 6-12 months | 1,810 | 2.58% | 1,427 | 3.52% |
| over 12 months | 2,256 | 4.19% | 761 | 4.90% |
| Total | $10,146 | 2.89% | $7,520 | 4.23% |

*Investment Portfolio*

As of December 31, 2002, investment securities comprised approximately 16% of Heartland Bancshares' assets, federal funds sold comprised approximately 10% of Heartland Bancshares' assets, and net loans comprised approximately 66% of Heartland Bancshares' assets. Heartland National Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, Heartland National Bank enters into Federal Funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from Heartland National Bank to another bank.

The following table presents the estimated fair value of Heartland National Bank's investments at December 31, 2002 and 2001. All securities held at December 31, 2002 and 2001 were categorized as available for sale.

| | As of December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Investments available for sale: | | |
| Obligations of U.S. Treasury and other U.S. agencies | $13,995,549 | $17,062,206 |
| Equity securities | 366,050 | 220,050 |
| Total | $14,361,599 | $17,282,256 |

Amortized cost and estimated fair value of securities available for sale as of December 31, 2002 are as follows:

| | U. S. Government Agencies | Federal Reserve & FHLB Stock | Total |
|---|---|---|---|
| Amortized cost | $13,784,079 | $366,050 | $14,150,129 |
| Gross unrealized: | | | |
| Gains | 211,470 | — | 211,470 |
| Losses | — | — | — |
| Estimated fair value | $13,995,549 | $366,050 | $14,361,599 |

Amortized cost and estimated fair value of securities available for sale as of December 31, 2001 are as follows:

| | U. S. Treasury Securities | U. S. Government Agencies | Federal Reserve & FHLB Stock | Total |
|---|---|---|---|---|
| Amortized cost | $ 999,636 | $15,966,927 | $220,050 | $17,186,613 |
| Gross unrealized: | | | | |
| Gains | 5,364 | 117,903 | — | 123,267 |
| Losses | — | (27,624) | — | (27,624) |
| Estimated fair value | $1,005,000 | $16,057,206 | $220,050 | $17,282,256 |

The amortized cost and estimated fair value of securities at December 31, 2002 by contractual maturity, are shown below:

| | Securities Available for Sale | |
|---|---|---|
| | Amortized Cost | Estimated Fair Value |
| Due in: | | |
| One year or less | $ — | $ — |
| After one through five years | 4,001,836 | 4,066,112 |
| Mortgage-backed and other securities | 10,148,293 | 10,295,487 |
| | $14,150,129 | $14,361,599 |

The weighted average yield of U. S. Government Agency securities shown in the 1-5 year category above is 4.52%. The weighted average yield for Mortgage-backed Securities is 3.79%.

*Deposits*

The following table presents, for the years ended December 31, 2002 and 2001, the average amount of and average rate paid on each of the following deposit categories:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Average amount | Average rate paid | Average amount | Average rate paid |
| | (dollar amounts in thousands) | | | |
| Deposit Category | | | | |
| Non-interest bearing demand deposits | $13,625 | — | $8,141 | — |
| NOW and money market deposits | 28,356 | 1.2% | 21,266 | 2.3% |
| Savings deposits | 4,462 | 1.2% | 2,456 | 1.9% |
| Time deposits | 23,358 | 3.0% | 19,383 | 5.1% |

*Interest Rate Sensitivity*

Net interest income, Heartland National Bank's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize Heartland National Bank overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

| | Within three months | After three months but within six months | After six months but within one year | After one year but within five years | After five years | Total |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| EARNING ASSETS: | | | | | | |
| Loans | $23,020 | $2,240 | $4,761 | $28,440 | $1,801 | $60,262 |
| Available-for-sale debt securities | 0 | 0 | 0 | 13,182 | 1,180 | 14,362 |
| Federal funds sold | 7,049 | 0 | 0 | 0 | 0 | 8,709 |
| Total earning assets | 31,729 | 2,240 | 4,761 | 41,622 | 2,981 | 83,333 |
| SUPPORTING SOURCES OF FUNDS: | | | | | | |
| Interest bearing demand deposits and savings | 37,328 | 0 | 0 | 0 | 0 | 37,328 |
| Certificates, less than $100M | 6,571 | 4,924 | 2,011 | 4,000 | 0 | 17,506 |
| Certificates, $100M and over | 3,951 | 1,951 | 1,874 | 2,370 | 0 | 10,146 |
| Total interest bearing liabilities | 47,850 | 6,875 | 3,885 | 6,370 | 0 | 64,980 |
| Interest rate sensitivity gap | $(16,121) | $(4,635) | $876 | $35,252 | $2,951 | $18,353 |
| Cumulative gap | $(16,121) | $(20,756) | (19,880) | $15,372 | $18,353 | $18,353 |
| Interest rate sensitivity gap ratio | (66.3%) | (32.6%) | 122.5% | 653.4% | 100.0% | |
| Cumulative interest rate sensitivity gap ratio | (66.3%) | (62.1%) | (66.1%) | 189.5% | 128.2% | |

As evidenced by the table above, at December 31, 2002, Heartland National Bank is cumulatively asset sensitive. In an increasing interest rate environment, an asset sensitive position (a gap ratio of greater than 1.0%) is generally more advantageous since assets are repriced sooner than liabilities. Conversely, in a declining interest rate environment, a liability sensitive position (a gap of less than 1.0%) is generally more advantageous as liabilities are repriced sooner than assets. With respect to Heartland National Bank, an increase in interest rates would result in higher earnings while a decrease in interest rates will reduce earnings. This assumes, however, that all other factors affecting income remain constant.

As Heartland National Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. Heartland National Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

*Liquidity*

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. Heartland National Bank's liquidity position was initially established with the net proceeds of the sale of $6,502,000 of the common stock of Heartland Bancshares in its initial public offering. As Heartland National Bank grows, liquidity needs can be met either by converting assets to cash or by attracting new deposits. Bank deposits grew to $82.3 million at December 31, 2002. Below are the pertinent liquidity balances and ratios at December 31, 2002 and 2001.

| | At December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (dollar amounts in thousands) | |
| Cash and cash equivalents | $12,988 | $9,204 |
| Securities available for sale | $14,362 | $17,282 |
| CDs over $100,000 to total deposits ratio | 12% | 12% |
| Loan to deposit ratio | 73% | 61% |
| Brokered deposits | $ 0 | $ 0 |

Cash and cash equivalents are the primary source of liquidity. At December 31, 2002, cash and cash equivalents amounted to $13.0 million, representing 14.4% of total assets. Securities available for sale provide a secondary source of liquidity. While there are no scheduled maturities in 2003, $4.1 million in Heartland National Bank's securities portfolio are subject to being called.

At December 31, 2002, large denomination certificates of deposits accounted for 12% of total deposits. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on Heartland National Bank's liquidity. Management believes that since a majority of the above certificates were obtained from Bank customers residing in Highlands County, Florida, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Highlands County, as outside depositors are generally more likely to be interest rate sensitive.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2002, Heartland Bancshares had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in Heartland Bancshares' liquidity increasing or decreasing in any material way in the foreseeable future.

## Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the year ended December 31, 2002 and 2001 are as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Return on average assets | 0.56% | 0.03% |
| Return on average equity | 7.28% | 0.28% |
| Average equity to average assets ratio | 7.71% | 10.0% |
| Dividend payout ratio | 0.0% | 0.0% |

## Capital Adequacy

There are now two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital by average total assets for the most recent quarter. For banks that are not rated CAMELS 1 by their primary regulator, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

The table below illustrates Heartland National Bank's and Heartland Bancshares' regulatory capital ratios at December 31, 2002:

| Heartland National Bank | December 31, 2002 | Minimum regulatory requirement |
|---|---|---|
| Tier 1 risk-based capital ratio | 10.1% | 4.0% |
| Total risk-based capital ratio | 11.0% | 8.0% |
| Leverage ratio | 7.6% | 4.0% |
| **Heartland Bancshares – Consolidated** | | |
| Tier 1 risk-based capital ratio | 9.9% | 4.0% |
| Total risk-based capital ratio | 10.8% | 8.0% |
| Leverage ratio | 7.5% | 4.0% |

The above ratios indicate that the capital positions of Heartland Bancshares and Heartland National Bank are sound and that Heartland Bancshares is well positioned for future growth.

## *Index to Financial Statements*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders
Heartland Bancshares, Inc.
Sebring, Florida

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Osburn, Henning and Company

February 19, 2003

HEARTLAND BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 4,279,543 | $ 2,154,809 |
| Federal funds sold | 8,708,712 | 7,048,988 |
| Total Cash and Cash Equivalents | 12,988,255 | 9,203,797 |
| Securities available for sale | 14,361,599 | 17,282,256 |
| Loans: | | |
| Commercial, financial and agricultural | 18,071,569 | 9,717,593 |
| Real estate - mortgage | 27,295,228 | 17,602,247 |
| Installment and consumer lines | 14,895,343 | 9,232,486 |
| Total Loans | 60,262,140 | 36,552,326 |
| Less: Allowance for loan losses | (606,971) | (393,051) |
| Net Loans | 59,655,169 | 36,159,275 |
| Property and equipment | 2,753,980 | 2,838,470 |
| Other assets | 652,720 | 772,472 |
| TOTAL ASSETS | $90,411,723 | $66,256,270 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits: | | |
| Noninterest-bearing demand | $17,366,253 | $12,199,835 |
| Savings, NOW and money market | 37,327,928 | 27,068,895 |
| Time deposits under $100,000 | 17,506,373 | 13,383,049 |
| Time, $100,000 and over | 10,146,274 | 7,520,124 |
| Total Deposits | 82,346,828 | 60,171,903 |
| Short-term borrowings | 1,218,990 | 57,546 |
| Long-term debt | 225,000 | - |
| Other liabilities | 233,792 | 149,816 |
| Total Liabilities | 84,024,610 | 60,379,265 |
| Commitments and Contingencies (Note 12) | | |
| Shareholders' Equity | | |
| Common stock, $.10 par value, 10,000,000 shares authorized; 652,030 shares issued and outstanding | 65,203 | 65,203 |
| Preferred stock - $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding | - | - |
| Additional paid-in capital | 6,437,152 | 6,437,152 |
| Retained earnings (deficit) | (255,897) | (690,289) |
| Accumulated other comprehensive income | 140,655 | 64,939 |
| Total Shareholders' Equity | 6,387,113 | 5,877,005 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $90,411,723 | $66,256,270 |

See notes to consolidated financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2002 | 2001 |
|---|---|---|
| Interest Income | | |
| Interest and fees on loans | $ 3,268,316 | $ 2,229,644 |
| Interest on securities | 930,533 | 914,803 |
| Interest on federal funds sold | 82,598 | 430,602 |
| Total Interest Income | 4,281,447 | 3,575,049 |
| Interest Expense | | |
| Interest on deposits | 1,098,273 | 1,523,003 |
| Interest on borrowings | 17,460 | 5,828 |
| Total Interest Expense | 1,115,733 | 1,528,831 |
| Net Interest Income | 3,165,714 | 2,046,218 |
| Provision for Loan Losses | (229,640) | (162,167) |
| Net Interest Income After Provision For Loan Losses | 2,936,074 | 1,884,051 |
| Noninterest Income | | |
| Service charges and fees | 285,815 | 181,345 |
| Gain on securities | 87,017 | 188,223 |
| Gain on sale of loans | 59,484 | 34,950 |
| Other income | 13,617 | 9,380 |
| Total Noninterest Income | 445,933 | 413,898 |
| Noninterest Expense | | |
| Salaries and employee benefits | 1,319,444 | 1,088,850 |
| Occupancy expenses | 213,605 | 189,247 |
| Equipment expenses | 203,638 | 210,114 |
| Other operating expenses | 1,008,467 | 783,655 |
| Total Noninterest Expense | 2,745,154 | 2,271,866 |
| Income Before Income Taxes | 636,853 | 26,083 |
| Income Tax Provision | 202,461 | 10,271 |
| NET INCOME | $ 434,392 | $ 15,812 |
| Basic Earnings Per Share | $ .67 | $ .02 |
| Earnings Per Diluted Share | $ .65 | $ .02 |

See notes to consolidated financial statements.

## HEARTLAND BANCSHARES, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock Par Value | Additional Paid-in Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|
| BALANCE DECEMBER 31, 2000 | $ 65,203 | $6,437,152 | $ (706,101) | $ 142,902 | $5,939,156 |
| Comprehensive Income: | | | | | |
| Net income for 2001 | - | - | 15,812 | - | 15,812 |
| Other comprehensive income: | | | | | |
| Change in unrealized gain on securities available for sale | - | - | - | (77,963) | (77,963) |
| Total Comprehensive Income (Loss) | - | - | - | - | (62,151) |
| BALANCE DECEMBER 31, 2001 | 65,203 | 6,437,152 | (690,289) | 64,939 | 5,877,005 |
| Comprehensive Income: | | | | | |
| Net income for 2002 | - | - | 434,392 | - | 434,392 |
| Other comprehensive income: | | | | | |
| Change in unrealized gain on securities available for sale | - | - | - | 75,716 | 75,716 |
| Total Comprehensive Income | - | - | - | - | 510,108 |
| BALANCE DECEMBER 31, 2002 | $ 65,203 | $6,437,152 | $ (255,897) | $ 140,655 | $6,387,113 |

See notes to consolidated financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2002 | 2001 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ 434,392 | $ 15,812 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income tax provision (benefit) | 183,087 | 10,271 |
| Provision for loan losses | 229,640 | 162,167 |
| Depreciation and amortization | 224,600 | 222,038 |
| Gain on sale of securities | (87,017) | (188,223) |
| Net amortization (accretion) on securities available for sale | 126,443 | (4,735) |
| Change in year-end balances of: | | |
| Interest receivable | (68,775) | 93,751 |
| Interest payable | (7,333) | (21,767) |
| Other accounts - net | 25,980 | 44,011 |
| Net Cash Provided By Operating Activities | 1,061,017 | 333,325 |
| INVESTING ACTIVITIES | | |
| Net funding of loans | (23,725,533) | (17,861,488) |
| Purchases of securities available for sale | (14,518,035) | (18,428,544) |
| Sales, maturities and principal collections on securities available for sale | 17,515,092 | 17,296,934 |
| Acquisition of property and equipment | (109,451) | (287,355) |
| Net Cash Used In Investing Activities | (20,837,927) | (19,280,453) |
| FINANCING ACTIVITIES | | |
| Net increase in deposits | 22,174,925 | 18,305,024 |
| Net increase in short-term borrowings | 1,161,443 | 57,547 |
| Funding from long-term debt | 225,000 | - |
| Net Cash Provided By Financing Activities | 23,561,368 | 18,362,571 |
| Net Increase (Decrease) in Cash and Cash Equivalents | 3,784,458 | (584,557) |
| Cash and Cash Equivalents: Beginning of year | 9,203,797 | 9,788,354 |
| End of year | $12,988,255 | $ 9,203,797 |

| SUPPLEMENTAL DISCLOSURE | | |
|---|---|---|
| Interest paid | $ 1,123,066 | $ 1,550,598 |
| Income taxes paid | $ - | $ - |

See notes to consolidated financial statements.

## HEARTLAND BANCSHARES, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 - ORGANIZATIONAL BACKGROUND AND BASIS OF PRESENTATION

Heartland Bancshares, Inc. (the Company) is a registered bank holding company which owns 100% of a national bank, Heartland National Bank (the Bank). The Bank is a nationally-chartered full-service commercial banking institution with its main office in Sebring, Florida and branch offices in Lake Placid and Avon Park, Florida. The Bank opened for business on September 7, 1999.

The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and balances have been eliminated.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Comprehensive Income

The Company reports comprehensive income in addition to net income or loss. Comprehensive income is comprised of net income and items of "other comprehensive income". The Bank's only item of other comprehensive income is the unrealized gain or loss on its available for sale investment securities portfolio.

#### Securities Available for Sale

Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

#### Loans and Allowance For Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Loans and Allowance For Loan Losses (Continued)

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.

Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $107,821 and $84,135 in 2002 and 2001, respectively.

### Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

| Asset | Estimated Lives |
|---|---|
| Buildings | 39 years |
| Land improvements | 15 years |
| Furniture and equipment | 5 - 10 years |

Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

### Computer Software

The Bank has computer software with a cost of $76,356 and $127,664 at December 31, 2002 and 2001, respectively, and a carrying amount of $29,730 and $59,383, respectively. This software, which is included in the caption "Other Assets" on the accompanying balance sheet, is being amortized on the straight-line basis over a three year period. Amortization in 2002 and 2001 was approximately $25,000 and $21,000, respectively.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income Taxes

The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

### Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents.

### Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods (652,030 for both 2002 and 2001). Earnings per diluted share are computed by dividing net income by the weighted average shares and common share equivalents outstanding during the periods. Dilutive common stock equivalents assume the exercise of all outstanding stock options, using the treasury stock method to compute dilutive shares.

### Stock Options

As permitted by applicable accounting principles, management has elected to disclose rather than to record the compensatory effect of stock options granted to employees and directors. The pro forma effect has been determined by use of the Black-Scholes option pricing model, assuming no volatility, minimal dividends and average lives and exercise probability by option class.

### Other

The Company follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were approximately $76,000 and $60,000 in 2002 and 2001, respectively.

### Reclassifications

Certain items shown in the December 31, 2001 financial statements and footnotes have been reclassified to conform more closely to the 2002 presentation.

HEARTLAND BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - SECURITIES

Amortized cost and estimated fair value of securities available for sale as of December 31, 2002 are as follows:

| | U. S. Government Agencies | Federal Reserve & FHLB Stock | Total |
|---|---|---|---|
| Amortized cost | $13,784,079 | $366,050 | $14,150,129 |
| Gross unrealized: | | | |
| Gains | 211,470 | - | 211,470 |
| Losses | - | - | - |
| Estimated fair value | $13,995,549 | $366,050 | $14,361,599 |

Amortized cost and estimated fair value of securities available for sale as of December 31, 2001 are as follows:

| | U. S. Treasury Securities | U. S. Government Agencies | Federal Reserve & FHLB Stock | Total |
|---|---|---|---|---|
| Amortized cost | $ 999,636 | $15,966,927 | $220,050 | $17,186,613 |
| Gross unrealized: | | | | |
| Gains | 5,364 | 117,903 | - | 123,267 |
| Losses | - | (27,624) | - | (27,624) |
| Estimated fair value | $1,005,000 | $16,057,206 | $220,050 | $17,282,256 |

The amortized cost and estimated fair value of securities at December 31, 2002 by contractual maturity, are shown below:

| | Securities Available for Sale | |
|---|---|---|
| | Amortized Cost | Estimated Fair Value |
| Due in: | | |
| One year or less | $ - | $ - |
| After one through five years | 4,001,836 | 4,066,112 |
| Mortgage-backed and other securities | 10,148,293 | 10,295,487 |
| | $14,150,129 | $14,361,599 |

Securities were called or sold during 2002 and 2001 for gross sales proceeds of $8,026,804 and $11,524,000, respectively, resulting in gains of $87,017 and $188,223 in those years. The stock in the Federal Reserve Bank and FHLB is carried at cost and is held pursuant to membership requirements of the two organizations. Securities with a carrying amount of $3,303,994 and $604,012 at December 31, 2002 and 2001, respectively, are pledged for public funds or repurchase agreements.

## NOTE 4 - ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

Activity in the allowance for loan losses during 2002 and 2001 is as follows:

| | 2002 | 2001 |
|---|---|---|
| Beginning balance | $ 393,051 | $ 235,059 |
| Provision | 229,640 | 162,167 |
| Net charge-offs | (15,720) | (4,175) |
| Ending balance | $ 606,971 | $ 393,051 |

The Bank had no non-accrual or other non-performing loans at December 31, 2002 or 2001.

## NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Land | $ 969,286 | $ 969,286 |
| Buildings and land improvements | 1,440,469 | 1,435,347 |
| Furniture and equipment | 882,976 | 832,484 |
| Construction in process | 47,620 | - |
| | 3,340,351 | 3,237,117 |
| Less accumulated depreciation | (586,371) | (398,647) |
| | $2,753,980 | $2,838,470 |

Depreciation expense during 2002 and 2001 was $199,227 and $190,070, respectively.

## NOTE 6 - DEPOSITS

At December 31, 2002, the scheduled maturities of time certificates of deposit are as follows:

| | (In Thousands) |
|---|---|
| 2003 | $21,284 |
| 2004 | 2,629 |
| 2005 | 1,174 |
| 2006 | 218 |
| 2007 | 2,347 |

## NOTE 7 - SHORT-TERM BORROWINGS

During 2002 and 2001, the Bank periodically sold securities to customers under repurchase agreements. These borrowings are collateralized by investment securities owned by the Bank. The amount outstanding under these agreements at December 31, 2002 and 2001 was $1,218,990 and $57,546, respectively, with average amounts outstanding of $1,375,827 and $302,178 during those years. The average interest rate, which is indexed to the Federal Funds target rate, was .9% and 1.9% for 2002 and 2001, respectively. Interest expense on these borrowings for 2002 and 2001 was $17,460 and $5,828, respectively.

The Bank has $4 million in unsecured federal funds purchased lines available to it from correspondent banks for future needs.

## NOTE 8 - LONG-TERM DEBT

During June 2002 the Company entered into a loan agreement with an unrelated bank under which up to $1 million in borrowings is available to the Company. The loan bears interest at prime less 1%, with a floor of 4.75%. The terms are interest-only, with interest payable monthly, until June 28, 2004 at which time any unpaid interest and all outstanding principal is due in full. As of December 31, 2002, the Company had drawn $225,000 under the line, all of which was injected as additional investment into the subsidiary bank. Interest on this borrowing during 2002 was $5,433.

The Company has pledged all of its stock holdings in its subsidiary bank as collateral under this line. Although $775,000 is still available, the Company must obtain approval from its regulator for any advances that would bring outstanding debt to over $400,000.

## NOTE 9 - OTHER OPERATING EXPENSES

The more significant components of other operating expenses are as follows:

| | 2002 | 2001 |
|---|---|---|
| Data and item processing | $ 305,525 | $ 246,691 |
| Legal and professional | 86,973 | 67,448 |
| Marketing and business development | 76,064 | 60,381 |
| Conversion of EDP system | 73,534 | - |
| Stationery and supplies | 63,454 | 59,707 |
| Loan & collection expense | 58,342 | 55,158 |
| Insurance | 44,960 | 34,228 |
| Correspondent bank charges | 35,423 | - |
| 401(k) match | 26,200 | 17,790 |

## NOTE 10 - INCOME TAXES

Components of income taxes for 2002 are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 13,756 | $129,987 | $143,743 |
| State | 5,618 | 53,100 | 58,718 |
| Total | $ 19,374 | $183,087 | $202,461 |

Since the Bank had not yet utilized its net operating loss at December 31, 2001, no tax was due for that year and, accordingly, 2001 income tax was all deferred. Deferred taxes included in 2002 and 2001 operations represent the estimated future tax benefit attributable to cumulative differences between the book and tax bases of assets and liabilities, and to the tax effect of the Company's net operating losses. During 2002, the Bank utilized its entire loss carryforward of $725,877.

The more significant temporary differences and related deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Temporary Differences | | |
| Deferred tax on deductible differences: | | |
| Net operating losses | $ - | $ 234,700 |
| Pre-opening and organizational costs | 38,800 | 62,100 |
| Loan loss reserve | 184,400 | 112,900 |
| | 223,200 | 409,700 |
| Deferred tax on taxable differences: | | |
| Property and equipment basis difference | 49,900 | 53,079 |
| Unrealized gain on securities | 70,572 | 30,704 |
| | 120,472 | 83,783 |
| Net asset included in financial statements | $ 102,728 | $ 325,917 |

The difference between the recorded income tax and that which might be expected by application of the federal statutory corporate income tax rate of 34% is due primarily to the graduated rate increases for Federal taxes, and to Florida state income tax.

The Company and the Bank file consolidated income tax returns. Tax is allocated between the entities under a tax sharing agreement on a separate entity basis.

## NOTE 11 - LOANS TO RELATED PARTIES

The Bank periodically makes loans to officers and directors, and companies in which they hold a 10 percent or more beneficial ownership. The balance outstanding under these loans at December 31, 2002 and 2001 was $1,671,244 and $93,725, respectively. These loans were made in the normal course of business at prevailing interest rates and terms.

## NOTE 12 - COMMITMENTS AND CONTINGENCIES

### Financial Instruments With Off-Balance-Sheet Risk

The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

Commitments to extend credit, which amount to approximately $16 million and $13 million at December 31, 2002 and 2001, respectively, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2002 and 2001, the Bank has outstanding stand-by letters of credit with face amounts of approximately $146,000 and $116,000, respectively.

The Company expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

### Concentrations of Credit Risk

The Bank originates residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in its Highlands County market area. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers.

## NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

### Use of Estimates in Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Company, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

### 401(k) Plan

The Bank has a 401(k) plan under which full-time employees who meet certain age and service requirements may participate. Under this plan, the Bank may match a discretionary amount within applicable limitations. The charge to operations for the Bank's share of this cost was $26,200 and $17,790 for 2002 and 2001, respectively.

## NOTE 13 - DIVIDEND RESTRICTIONS

The payment of dividends by the Company is dependent upon dividends it receives from the Bank. The payment of dividends by the Bank is subject to various restrictions set forth by law. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during such period. In addition, see Note 15 for indirect limitations on the payment of dividends.

## NOTE 14 - STOCK OPTION PLAN

The Company's shareholders have approved a stock option plan permitting the granting of options for up to 90,000 shares of the Company's common stock to selected Bank officers and employees, and up to 40,000 shares to the Company's directors.

The activity in the Company's stock options during 2002 and 2001 was as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Options | Exercise Price | Options | Exercise Price |
| Beginning balance | 72,500 | $10.00 | 72,500 | $10.00 |
| Granted | 10,000 | $12.85 | - | $ - |
| Forfeited | - | $ - | - | $ - |
| Ending balance | 82,500 | $10.35 | 72,500 | $10.00 |

## NOTE 14 - STOCK OPTION PLAN (CONTINUED)

Options granted under the officers' and employees' plan become exercisable 20% in the year of grant, and 20% over each of the next four years. The exercise price of these options is the deemed fair value on the date of grant. Any options not exercised expire ten years after their date of grant. Options granted under the directors' plan generally have the same terms as the officers' options, except that they vest over a five year period beginning with the first anniversary of the grant date.

Of the options outstanding at each year-end, 52,000 and 34,834 were exercisable at December 31, 2002 and 2001, respectively. The weighted average remaining contractual life at December 31, 2002 is 7.0 years.

As permitted, the Company has elected to disclose the pro forma compensatory effect of its options rather than to record such effect. Had the options been recorded, compensation and income would have been as follows:

| | 2002 | 2001 |
|---|---|---|
| Compensation as recorded | $1,319,444 | $1,088,850 |
| Pro forma effect of options for year | 65,318 | 59,568 |
| Pro forma compensation | $1,384,762 | $1,148,418 |
| Net income as reported | $ 434,392 | $ 15,812 |
| Pro forma effect of options for year | (52,943) | (46,793) |
| Pro forma net income (loss) | $ 381,449 | $ (30,981) |

## NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

## NOTE 15 - REGULATORY MATTERS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). If such minimum amounts and ratios are met, the Bank is considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 2002 and 2001, the Company and the Bank met all capital adequacy requirements to which they were subject.

The table below shows the total risk-based, Tier I risk-based, and Tier I leverage ratios on a consolidated basis and for the Bank at December 31, 2002 and 2001, and the minimum amounts and ratios needed to meet the definition of "well capitalized".

| | Actual | | Minimum Amount and Ratio to Remain Well Capitalized | |
|---|---|---|---|---|
| | Amount (Thousands) | Ratio | Amount (Thousands) | Ratio |
| As of December 31, 2002: | | | | |
| Total Capital (to Risk Weighted Assets) | | | | |
| Consolidated | $6,856 | 10.8% | $6,330 | 10.0% |
| Subsidiary bank | $6,975 | 11.0% | $6,330 | 10.0% |
| Tier I Capital (to Risk Weighted Assets) | | | | |
| Consolidated | $6,246 | 9.9% | $3,798 | 6.0% |
| Subsidiary bank | $6,368 | 10.1% | $3,798 | 6.0% |
| Tier I Capital (to Average Assets) | | | | |
| Consolidated | $6,246 | 7.5% | $4,179 | 5.0% |
| Subsidiary bank | $6,368 | 7.6% | $4,179 | 5.0% |

## NOTE 15 - REGULATORY MATTERS (CONTINUED)

| | Actual | | Minimum Amount and Ratio to Remain Well Capitalized | |
|---|---|---|---|---|
| | Amount (Thousands) | Ratio | Amount (Thousands) | Ratio |
| As of December 31, 2001: | | | | |
| Total Capital (to Risk Weighted Assets) | | | | |
| Consolidated | $5,879 | 13.9% | $4,225 | 10.0% |
| Subsidiary bank | $5,680 | 13.4% | $4,225 | 10.0% |
| Tier I Capital (to Risk Weighted Assets) | | | | |
| Consolidated | $5,486 | 13.0% | $2,535 | 6.0% |
| Subsidiary bank | $5,287 | 12.5% | $2,535 | 6.0% |
| Tier I Capital (to Average Assets) | | | | |
| Consolidated | $5,486 | 8.8% | $3,101 | 5.0% |
| Subsidiary bank | $5,287 | 8.5% | $3,101 | 5.0% |

## NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION

### Condensed Balance Sheets

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ 50,587 | $ 196,282 |
| Investment in bank subsidiary, at equity | 6,552,690 | 5,678,009 |
| Taxes receivable | 4,972 | - |
| Deferred tax asset | 3,864 | 2,714 |
| Total Assets | $6,612,113 | $5,877,005 |
| Long-term debt | $ 225,000 | $ - |
| Shareholders' Equity | 6,387,113 | 5,877,005 |
| Total Liabilities and Shareholders' Equity | $6,612,113 | $5,877,005 |

## NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION (CONTINUED)

### Condensed Statements of Operations

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 |
|---|---|---|
| Income | $ - | $ - |
| Expenses: | | |
| Miscellaneous operating expense | 21,525 | 23,205 |
| Income tax benefit | (6,951) | (8,147) |
| | 14,574 | 15,058 |
| Loss Before Equity in Earnings of Subsidiary | (14,574) | (15,058) |
| Equity in earnings of subsidiary | 448,966 | 30,870 |
| Net Income | $ 434,392 | $ 15,812 |

### Condensed Statements of Cash Flows

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 |
|---|---|---|
| Operating Activities: | | |
| Net income | $ 434,392 | $ 15,812 |
| Deferred income tax | (1,150) | (8,147) |
| Increase in taxes receivable | (5,801) | - |
| Refund of payroll taxes | 830 | - |
| Equity recognition of subsidiary's earnings | (448,966) | (30,870) |
| Net Cash Used In Operating Activities | (20,695) | (23,205) |
| Investing Activities: | | |
| Investment in bank stock | (350,000) | (300,000) |
| Net Cash Used In Investing Activities | (350,000) | (300,000) |
| Financing Activities: | | |
| Funding from long-term debt | 225,000 | - |
| Net Cash Used In Financing Activities | 225,000 | - |
| Net Decrease in Cash | (145,695) | (323,205) |
| Cash and Cash Equivalents at: | | |
| Beginning of Year | 196,282 | 519,487 |
| End of Year | $ 50,587 | $ 196,282 |

## *Directors and Executive Officers*

| Name | Occupation |
|---|---|
| James C. Clinard | President and Chief Executive Officer, Heartland Bancshares, Inc. and Heartland National Bank |
| James B. Belflower | Executive Vice President and Senior Lending Officer, Heartland National Bank |
| Roger D. Gurganus | Owner, Big T Tire Company |
| William R. Handley | Owner, Homes by Handley, Inc. |
| Bert J. Harris, III | Partner, Swaine, Harris and Sheehan, P.A. (law firm) |
| Martha J. Kelley | Chief Financial Officer, Heartland Bancshares, Inc. |
| Issac G. Nagib | President, AVA Rehabilitation Clinic |
| Robert P. Palmer | Owner, Palmer Electric Service, Inc. |
| Edward L. Smoak | Managing Partner, family citrus and cattle business |
| S. Allen Skipper | General Surgeon |
| Malcolm C. Watters, Jr. | Self-employed (citrus industry) |
| Lawrence B. Wells | President, Wells & Associates Insurance Agency, Inc. |
| Stanley H. Wells | President, Wells Motor Company |

## *Other Corporate Information*

| | |
|---|---|
| Corporate Office: | 320 U.S. Highway 27 North<br>Sebring, Florida 33870<br>(863) 386-1300 |
| Subsidiary: | Heartland National Bank<br>Member FDIC |
| Annual Meeting: | The Company's Annual Meeting of Shareholders will be held April 17, 2003 at 6:30 p.m. at the Sebring, Florida offices of the Company, 320 U.S. Highway 27 North, Sebring, Florida. |
| Form 10-KSB: | A copy of the Company's 2002 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge upon written request to Martha J. Kelley, Chief Financial Officer, Heartland Bancshares, Inc., 320 U.S. Highway 27 North, Sebring, Florida 33870. |